                                         N E W S   R E L E A S E

TALISMAN ENERGY SHAREHOLDERS APPROVE

THREE-FOR-ONE SHARE SPLIT

CALGARY, Alberta, May 4, 2004 – At the Talisman Energy Inc. annual and special meeting of shareholders held earlier today, shareholders voted overwhelmingly in favour of amending the Company's Articles to effect a three for one subdivision, or "share split", of its issued and outstanding common shares.

It is currently expected that share certificates representing the additional shares resulting from the share split will be mailed on May 25, 2004 to shareholders of record as of the close of business on May 19, 2004.

Recently, the price of Talisman's common shares reached an all-time high of over $84.  Talisman's Board of Directors believe that the share split will encourage greater market liquidity and wider distribution among retail investors, as a lower share price makes a "board lot" (100 shares) more affordable.

Talisman Energy Inc. is a large, independent oil and gas producer with operations in Canada and, through its subsidiaries, the North Sea, Indonesia, Malaysia, Vietnam, Algeria and the United States.  Talisman's subsidiaries also conduct business in Trinidad, Colombia and Qatar.  Talisman has adopted the International Code of Ethics for Canadian Business and is committed to maintaining high standards of excellence in corporate citizenship and social and environmental responsibility wherever its business is conducted.  The Company is a participant in the United Nations Global Compact, a voluntary initiative that brings together companies, governments, civil society and other groups to advance human rights, labour and environmental principles. Talisman's shares are listed on the Toronto Stock Exchange in Canada and the New York Stock Exchange in the United States under the symbol TLM.

For further information, please contact:

David Mann, Senior Manager, Corporate &

Investor Communications

Phone:

403-237-1196

Fax:

403-237-1210

Email:

tlm@talisman-energy.com

16-04